Filed by Sterling Financial Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Sterling Financial Corporation
(Commission File No.: 001-34696)

            The following associate information kit was sent to the employees of Sterling Financial Corporation on September 12, 2013.

* * *

Great minds think alike. The greatest banks do, too.

associate information

UMPQUA BANK

STERLINGBANK

When you’re on a mission to be the world’s greatest bank, you look for the brightest and most determined people out there. You look for like‐minded comrades and inspirational leaders who have good ideas and are driven by the same sense of responsibility that drives you. And when you find them? You collaborate. So we’re very pleased to announce that Sterling and Umpqua are coming together to create a new kind of community bank, one whose uniqueness lies in our size and strength but also in our imagination and integrity. Great minds think alike. The greatest banks do, too.

Letter from Greg

Letter from Ray

Umpqua Bank and Sterling Bank Fast Facts

Umpqua Bank and Sterling Bank Locations

Sterling Bank Employee FAQs

Sterling Bank Customer FAQs

What Happens Next?

September 11, 2013

Dear employees,

Over the past four years, our company has undergone a substantial transformation. Following the 2010 recapitalization, we went from a struggling organization to one of the strongest and most rapidly growing community banks in the West. While I am pleased with the turnaround and the financial results we have achieved, the thing that makes me most proud is the cultural transformation that we have accomplished.

All of you have embraced a new vision for Sterling, rallying around our brand and building bridges with our communities. Your collective commitment to our values and your tireless dedication to doing what is right for one another, our customers and our communities has been the foundation upon which our success has been built.

As our financial performance improved, our shareholders have been rewarded. Our financial success has also captured the attention of others. This has resulted in Sterling being approached regarding our interest in pursuing a merger with Umpqua. Today, we announced a strategic merger between our two companies that will create one of the largest and strongest community banks in the West.

This terrific ‘new’ organization will be branded with the Umpqua name and headquartered in Portland. We will create a community bank with an expanded reach, a deep array of products, a customer-focused sales and service culture, a set of common operating objectives and a commitment to the same core values as Sterling. Together we will take our vision of community banking to the next level.

This merger is a testament to the strength of Sterling, its people and the attractiveness of our franchise. Because of your contributions, we are demonstrating strong operating performance - performance which has exceeded expectations. We have grown organically and with new acquisitions.

The goal of the executive team has always been to create an exceptional environment for all of our employees and our customers. This is evidenced by our recent employee survey, which indicates that we have made significant strides in that area. At the same time, we have an obligation to act in the best interests of our shareholders. There is little doubt that this merger achieves that goal both in the near term and for the long term.

I know that this announcement raises questions about your continuing employment with Sterling and under Umpqua. The management teams of Sterling and Umpqua will work together to understand the valuable contributions each of you bring to the combined bank and we will evaluate how we can create opportunities in the expanded organization. We share a track record of taking care of our employees during times of change and will endeavor to continue doing so. Our two management teams have completed more than 30 mergers and acquisitions in the past 15 years. We are committed to creating positive outcomes for as many of our employees as we can as we move through this transition.

We know that with this news our customers will have questions. In most instances, they will continue to work with the same team that they have in the past. Both Sterling and Umpqua share the same commitment to community banking and customer service. Customers will benefit from more locations, products and resources as a result of being part of a larger and stronger community bank. As this transaction evolves, we will provide updates on news and developments in a timely manner as appropriate. Please take time process the announcement and know that I and the other members of the management team are available to discuss the transition and answer questions.

While there will undoubtedly be sadness about an ending for Sterling, I would ask that you also focus on the new beginning of an organization that has a unique opportunity to become the dominant community bank in the West and one of America’s great community banks - the same goal that we have had these past few years. I believe that we can channel our competitive energy to work together to become the best community bank possible – for you, our customers, our communities and for our investors.

Thank you for your continued dedication and loyalty to Sterling.

Best regards,

Greg Seibly
President and Chief Executive Officer
Sterling Financial Corporation

September 11, 2013

Dear Sterling Bank Associate,

As you’ve heard, Umpqua Holdings Corporation, parent company of Umpqua Bank, and Sterling Financial Corporation, parent company of Sterling Bank, have signed a definitive agreement in which Sterling Bank will merge into the Umpqua Bank organization. Although we still need to secure shareholder and regulatory approvals, this is a transformational moment for our two companies and I want to be among the first to welcome you to Umpqua Bank.

Sterling is a terrific organization with a proven record of serving your customers and communities at the highest level. Your culture and resilience stand out in our industry and will enrich and add to the culture of our combined organization.

While announcements like this can be unsettling, Umpqua and Sterling share a history of taking care of people during times of change. We will work closely together to make the transition to Umpqua as seamless as possible. In addition to answering questions, we’ll provide regular updates on the merger’s progress and on the programs and benefits available to you.

For those of you who may not know much about Umpqua, we are a bank focused on excellence at every level, from the design of our bank stores to the depth of our financial expertise and the fl exibility of our customer service. Like you, we believe in providing exceptional service to our customers, our community and our associates. We are committed to promoting from within and have designed innovative programs that support our culture of quality service and provide strong career growth opportunities.

Like Sterling, our dedication to our customers and associates has been recognized locally and nationally and has positioned Umpqua as a leader in the banking community. For the past eight years, we’ve been recognized by Oregon CEOs as the Most Admired Financial Services Company in Oregon and for the past seven years by FORTUNE magazine on its list of the “100 Best Companies to Work For.” Umpqua’s commitment to innovative service can be felt in our stores and the communities we serve. It’s part of our identity to constantly pursue improvement for our company, our customers and our community. Together, we will take our vision of community banking to the next level.

In the coming weeks, Greg, Ezra, Cort O’Haver and I will start traveling through our combined footprint, and I look forward to meeting many of you as we move forward together.

Sincerely,

Individually, Sterling and Umpqua are two of the West Coast’s strongest community banks. Together, we will be the West Coast’s largest community bank, one with regional size and strength, a sophisticated product mix – and a deep commitment to operating with the values and service of a community bank.

A few of the many qualities we share:

Sterling	Umpqua
Established: 1983 in Spokane, Wash.	Established: 1953 in Roseburg, Ore.
Largest community bank headquartered in Washington state.	Largest community bank headquartered in Oregon.
2,650 employees	2,500 associates
Nearly $10 billion in assets	Nearly $12 billion in assets
More than 170 bank branches	More than 200 bank stores
Committed to giving back:	Committed to giving back:
● Paid time off volunteer program	● Paid time off volunteer program
● Locally based financial contributions and sponsorships	● Locally based financial contributions and sponsorships
● Support thousands of nonprofit organizations every year	● Support thousands of nonprofit organizations every year
Commitment to excellence:	Commitment to excellence:
● The only two-time recipient of the FHLB Community Spirit Award	● Recognized the past seven years in a row as one of FORTUNE magazine's 100 Best Companies to Work For
● CEO Greg Seibly named a finalist for the Ernst & Young 2013 Entrepreneur of the Year	● Voted Oregon's Most Admired Financial Services Company each of the past eight years
● Named a finalist for the Oregonian's Top Workplaces in 2013	● Named a finalist for the Oregonian's Top Workplaces in 2013

Umpqua Bank and Sterling Bank Locations

washington
oregon
idaho
california
nevada
Seattle
Kent
North Bend
Gig Harbor
Tacoma
Puyallup
Ellensburg
Spokane
Coeur d'Alene
Longview
Vancouver
Portland
Pendleton
McCall
Salem
Newport
Eugene
Springfield
Bend
Burns
Boise
Roseburg
Bandon
Medford
Eureka
Redding
Chico
Yuba City
Reno
Napa
Sacramento
Sonora
San Francisco
San Jose
Santa Cruz
Fresno
Templeton
San Luis Obispo
Bakersfield
Santa Barbara
Los Angeles
San Diego
Umpqua Bank stores
Sterling Bank locations

UMPQUA BANK   STERLINGBANK

MEMBER FDIC   EQUAL HOUSING LENDER   SBA PREFERRED LENDER

Q.	Why are Umpqua and Sterling agreeing to merge?

A.
This merger brings together two high-performing organizations with a shared commitment to our employees, customers, communities and shareholders. In Umpqua, Sterling chose a partner that would allow us to continue to grow and pursue our goals.

Individually, Umpqua and Sterling are two of the West Coast’s strongest community banks. Together, we have the opportunity to transform the banking industry. Because of our complementary cultures and vision, we will be able to create a community bank that combines regional size and strength with the sophisticated products of a large bank but delivers them with the personal service and engagement of a community bank.

Both Umpqua and Sterling are exceptional banks with outstanding teams who understand what it means to be a community bank – to put people first. We share a commitment to exceeding the expectations of our customers, working collaboratively toward common goals, giving back to the communities we serve in meaningful ways and creating value for our shareholders.

Q.	Why merge now? I thought we were doing fine?

A.
Sterling has transformed over the past several years. We have adapted to change, overcome challenges and seized new opportunities. Through it all, we have remained steadfast in the four key operating objectives that still guide our business:

•	Reduce nonperforming assets

•	Decrease cost of funds

•	Grow loans

•	Manage expenses

Perseverance and an unwavering commitment to excellence have positioned us today as a stronger and better bank, resulting in last year being the most profitable in our 30-year history.

Because of your hard work and commitment, we have made tremendous progress these past few years. We have chosen to merge with a complementary partner to continue our journey. Umpqua, an $11.4 billion community bank, has revolutionized the art of customer service. Like Sterling, they are focused on excellence at every level, from the design of their bank “stores” to the depth of their financial expertise and the fl exibility of their customer service.

The opportunity to partner with an organization that shares our values doesn’t come along every day. Both Sterling and Umpqua believe the combined organization will provide opportunities for employees and customers that would not be possible separately. Together, we will become the premier community bank on the West Coast, with a clear path forward that is stronger because of the strength and integrity we each bring.

The Sterling team has demonstrated great resilience and commitment in both times of success and of adversity. This partnership is not an end; it is a new beginning.

Q.	Will there be a name change?

A.
Yes, once the merger is completed, which we expect in the first half of 2014. While Sterling’s strategic re-branding effort in 2012 was designed to create a rallying point for employees, reinvigorate our culture and reestablish Sterling’s public perception as a progressive, sustainable and forward-looking institution, Sterling continues to operate multiple brands. It is beneficial to take on Umpqua’s name to unify all of our markets. Using Umpqua’s brand solves the ongoing challenges with operating under multiple brands. Both organizations have complementary values and together we will leverage the strengths of both institutions to build on Sterling’s position as the bank that believes in you.

Q.	Will employees be displaced? If so, how many and where?

A.
While there will likely be some reductions, Umpqua and Sterling are known for taking care of employees during times of change. Umpqua’s and Sterling’s management teams have completed more than 30 mergers and acquisitions in the past 15 years, and have successfully found bank positions or other jobs for a majority of the people affected. That commitment continues today, and both leadership teams will work to provide regular updates as we move through the integration process. Taking care of our employees will be right at the top of our priority list.

Over the next several months, the Sterling and Umpqua management teams will get to know you and the valuable contributions you bring to the combined company. We will determine how best to bring our combined operations together most effectively. This will be an extended and thorough process, and we will provide regular updates as we move forward.

Q.	What can I tell my customers about this announcement?

A.
Please tell your customers that, after the merger is completed, they will see the same friendly faces they do today. They can be assured that the combined organization will have the same commitment to community banking and customer service. After the merger is completed, they will have not only more locations and resources, but a community bank that combines strength, sophistication and geographic reach with an exceptional customer experience. Please note that until the merger closes, it is “business as usual” and Sterling and Umpqua will continue to operate as independent banks.

Like Sterling, Umpqua is committed to community banking regardless of the organization’s size. Umpqua and Sterling will maintain active partnerships with the communities we serve. Both companies are recognized for our community engagement and for our innovative approach to customer service. As part of this merger, Umpqua and Sterling will establish and fund a $10 million community foundation to demonstrate our ongoing commitment to our communities.

We have also prepared an FAQ to give to customers if they have questions. Feel free to use the statements in this FAQ to guide your conversations with customers.

Q.	Will any existing branches close?

A.
One of the benefits of this merger is the complementary nature of our footprints. While we anticipate the need to combine or divest select locations that overlap in some markets, no decisions have been made yet and will not be for some time. In the meantime, Sterling customers will continue to benefit from working with the same people with the same commitment to community banking.

Q.	How can a combined organization call itself a “community bank” when it will have assets of more than $20 billion?

A.
We believe a community bank is more about values than asset size. Together, Sterling and Umpqua have a combined 90 years of experience operating as community banks. We both believe that size and location have nothing to do with being a community bank; instead, it has everything to do with our values and how we choose to operate day after day. The combined entity will be committed to being a community bank at any size.

Going forward, our identity as a community bank is derived from our culture, the experience we provide our customers, and the decisions we make daily about how we serve our customers and communities. These decisions include empowering our employees, creating an organizational structure that allows employees to make decisions locally, actively serving our communities through volunteerism and delivering an unparalleled customer experience.

Q.	Why does Umpqua call its branches “stores”?

A.
Umpqua first pioneered its retail strategy in 1995 as a way to create a unique customer experience that would benefit its customers and communities. As a retailer of financial products and services, Umpqua designs its stores to be comfortable, inviting spaces for people to browse, enjoy a cup of coffee, surf the Internet, and cash a check or make a deposit. In addition, Umpqua’s store associates are trained to tailor various products and services to meet the unique financial needs of each customer. This approach is just one of the many innovative practices that sets Umpqua apart from other banks.

Sterling Bank Customer FAQs

Individually, Sterling and Umpqua are two of the West Coast’s strongest community banks. Together, they will be the West Coast’s largest community bank, one with regional size and strength, a sophisticated product mix – and a deep commitment to operating with the values and service of a community bank.

What’s happening? Sterling Financial Corporation, the parent Company of Sterling Savings Bank, has signed an agreement to merge with and into Umpqua Holdings Corporation, the parent company of Umpqua Bank.

Why? This merger brings together two high-performing community banks with a shared commitment to employees, customers, communities and shareholders. Sterling chose to join forces with a complementary partner, one that focuses on customer service as much as they do and is nationally known for its customer experience. Like Sterling, Umpqua is focused on excellence at every level.

Why now? The opportunity to partner with an organization that shares its values doesn’t come along every day. Together, Sterling and Umpqua will create the premier community bank on the West Coast, with a clear path forward that’s even stronger because of the commitment and integrity they each bring. The combined organization will provide opportunities for their customers, employees and communities that wouldn’t be possible separately.

Why Umpqua? Both Umpqua and Sterling are exceptional banks with outstanding teams who understand what it means to be a community bank – to put people first. Both share a commitment to exceeding the expectations of customers, working collaboratively toward common goals, giving back to the communities they serve in meaningful ways, and creating value for their shareholders.

How does this affect me? After the merger is completed, the same friendly faces will continue to serve you with the same high level of customer service you have come to expect. You will benefit from more locations, resources and borrowing power as part of a larger and even stronger community bank. While the name on the door will change, our commitment to serving you will not. As we progress through the transition period, we will notify you well in advance of any changes. Our goal will be to make any such changes seamless for you.

How does this affect my banker? Umpqua and Sterling are both known for taking care of employees during times of change. Umpqua’s and Sterling’s management teams have completed more than 30 mergers and acquisitions in the past 15 years, and have successfully found bank positions or other jobs for a majority of the employees affected. That commitment continues today, and the Sterling leadership team will work to provide regular updates as they move through the integration process. Taking care of its employees is at the top of Sterling’s priority list.

Great minds think alike. The greatest banks do too.

The leadership teams of both Umpqua and Sterling share a commitment to proving regular, proactive updates, particularly in times of change.

While there’s much we don’t yet know, we have created a communications program to keep you informed, provide opportunities for you to ask questions and allow easy access to information.

1.	Your Questions

If you have questions and don’t find an answer in the materials in this packet, please send an email to communications@bankwithsterling.com. The management teams are committed to answering your questions within 48 hours. Please understand we may not have an answer to some questions at this time.

2.	Market Visits

Leadership from both companies will kick off the first of many market visits on Friday, Sept. 13. These are casual stops to say hello, make introductions and begin getting to know each other.

3.	Joint Town Halls

In October, we’ll host the first in a series of joint meetings. Open to all employees from both companies, these are an opportunity to meet with leaders of both Umpqua and Sterling, ask questions and hear the latest updates as we work to bring our companies together.

4.	Weekly Updates

Every Wednesday, look for updates on The Source. We will be sure to link to the recently added items/information.

5.	CEO Calls

Greg and Ray will host regular joint broadcast calls (and maybe a video or two) to provide you with updates on our progress and also answer the top questions that have been submitted through the communications@bankwithsterling.com email box.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Umpqua Holdings Corporation (“Umpqua”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus of Sterling Financial Corporation (“Sterling”) and Umpqua, and Sterling and Umpqua will each file other documents with respect to the proposed merger. A definitive joint proxy statement/prospectus will be mailed to shareholders of Sterling and Umpqua. Investors and security holders of Sterling and Umpqua are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Umpqua or Sterling through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Umpqua will be available free of charge on Umpqua’s internet website at www. umpquaholdingscorp.com or by contacting Umpqua’s Investor Relations Department at 509.268.6675. Copies of the documents filed with the SEC by Sterling will be available free of charge on Sterling’s internet website at www.sterlingfinancialcorporation.com or by contacting Sterling’s Investor Relations Department at 509.358.8097.

Umpqua, Sterling, their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Umpqua is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 15, 2013, its Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2013 and June 30, 2013, which were filed with the SEC on May 2, 2013 and August 6, 2013, respectively, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on February 25, 2013, and its Current Reports on Form 8-K, which were filed with the SEC on January 14, 2013, April 11, 2013 and April 22, 2013, respectively. Information about the directors and executive officers of Sterling is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 27, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 15, 2013, and its Current Reports on Form 8-K or 8-K/A, which were filed with the SEC on January 28, 2013, March 4, 2013, May 2, 2013 (Item 5.07), May 10, 2013, June 20, 2013 and August 9, 2013, respectively. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains certain “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “may”, “can”, “believe”, “expect”, “project”, “intend”, “likely”, “plan”, “seek”, “should”, “would”, “estimate” and similar expressions and any other statements that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements are subject to numerous risks and uncertainties. Actual results may differ materially from the results discussed in these forward-looking statements because such statements are inherently subject to significant assumptions, risks and uncertainties, many of which are difficult to predict and are generally beyond Sterling’s and Umpqua’s control. These risks and uncertainties include, but are not limited to, the following: failure to obtain the approval of shareholders of Sterling or Umpqua in connection with the merger; the timing to consummate the proposed merger; the risk that a condition to closing of the proposed merger may not be satisfied; the risk that a regulatory approval that may be required for the proposed merger is not obtained or is obtained subject to conditions that are not anticipated; the parties’ ability to achieve the synergies and value creation contemplated by the proposed merger; the parties’ ability to promptly and effectively integrate the businesses of Sterling and Umpqua; the diversion of management time on issues related to the merger; the failure to consummate or delay in consummating the merger for other reasons; changes in laws or regulations; and changes in general economic conditions. Sterling and Umpqua undertake no obligation (and expressly disclaim any such obligation) to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the factors set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Umpqua’s and Sterling’s most recent Form 10-K and 10-Q reports and to Sterling’s and Umpqua’s most recent Form 8-K reports, which are available online at www.sec.gov. No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Umpqua or Sterling.